October 8, 2008

Mail Stop 3561

James M. Cassidy, President
Greenmark Acquisition Corporation
1504 R Street, N.W.
Washington, D.C.  20009

**Re:     Greenmark Acquisition Corporation**
**        Form 10**
**        File No. 0-53259**

Dear Mr. Cassidy:

    We have completed our review of your Form 10 and related filings and have no further comments at this time.

                                        Sincerely,


                                        John D. Reynolds
                                        Assistant Director


cc:     Lee Cassidy
        fax:  (202) 745-1920